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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer delivers first Phenom 100 for United Kingdom´s Military Flying Training System programme

São José dos Campos, Brazil, July 4, 2017 – Embraer delivered today the first Phenom 100 business jet to Affinity Flight Training Services. The aircraft has been selected to provide Multi-Engine Pilot Training to UK Armed Forces as part of the United Kingdom Ministry of Defence´s Military Flying Training System (UKMFTS) programme. The contract with Affinity comprises a firm order for five Phenom 100s and services support, as well as an option for additional follow on aircraft.

“The departure of the first Embraer Phenom 100 from Brazil, en route to the UK, marks a significant milestone in preparation for delivering the MFTS Fixed Wing programme.” said Iain Chalmers, Managing Director of Affinity. “Affinity is delighted this has been achieved ahead of the original programme schedule, and look forward to seeing the aircraft at RIAT 2017.”

“We are very happy with our partnership with Affinity and for the opportunity to take part in the UKMFTS programme”, said Jackson Schneider, president and CEO of Embraer Defense & Security. “The Phenom 100 delivers a sound combination of top performance, reliability, low operating costs and high availability. There is no doubt that the advanced technology of the Phenom 100 makes it the right solution for the Multi Engine Pilot Training of the UK Armed Forces, and will reduce costs whilst ensuring the proficiency of flight crews.”

The Fixed Wing programme is intended to replace the Elementary, Multi-Engine and Basic Flying Training that is currently delivered on aging platforms with a new, fully integrated solution that provides state-of-the-art training aircraft, ground based training devices and courseware all derived from the training design developed by Ascent Flight Training, the Training Service Provider of the UKMFTS programme. In 2014, Affinity was selected by Ascent Flight Training to provide and maintain the aircraft selected for the UKMFTS programme.

The UKMFTS takes United Kingdom Armed Forces aircrew from initial training through Elementary, Basic and Advanced flying training phases preparing them for their arrival at their designated Operational Conversion Units.

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About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 4, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer